Filed by Blue Owl Capital Corporation III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation III
Commission File No. 814-01345
File No. of Related Registration Statement: 333-281609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 30, 2024

BLUE OWL CAPITAL CORPORATION III
(Exact name of Registrant as Specified in Its Charter)

Maryland	814-01345	84-4493477
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Park Avenue
New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s Telephone Number, Including Area Code: (212) 419-3000
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):
☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock par value $0.01 per share	OBDE	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934. Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.     Other Events.
On August 7, 2024, Blue Owl Capital Corporation, a Maryland corporation (“OBDC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Owl Capital Corporation III, a Maryland corporation (“OBDE”), Cardinal Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of OBDC (“Merger Sub”), and, solely for the limited purposes set forth therein, Blue Owl Credit Advisors LLC, a Delaware limited liability company (“BOCA”) and investment adviser to OBDC, and Blue Owl Diversified Credit Advisors LLC, a Delaware limited liability company (“BODCA”) and investment adviser to OBDE.
The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement, at the effective time (the “Effective Time”) of the Mergers (as defined below), Merger Sub will merge with and into OBDE, with OBDE continuing as the surviving company and as a wholly-owned subsidiary of OBDC (the “Initial Merger”) and, immediately thereafter, OBDE will merge with and into OBDC, with OBDC continuing as the surviving company (the “Second Merger” and, together with the Initial Merger, the “Mergers”).
As of the date of this Current Report on Form 8-K (the “Current Report”), OBDC, the OBDC board of directors (the “OBDC Board”), OBDE and the OBDE board of directors (the “OBDE Board”) received demand letters sent on behalf of purported shareholders of OBDC and OBDE, alleging, among other things, that the registration statement on Form N-14 that OBDC filed with the Securities and Exchange Commission on August 16, 2024, which was amended on October 11, 2024 with respect to the Mergers contains materially misleading and incomplete statements. The definitive joint proxy statement/prospectus of OBDC and OBDE contained therein is referred to as the “Joint Proxy Statement”.
OBDC and OBDE believe these claims are without merit. However, in an attempt to reduce the costs, risks and uncertainties inherent in potential litigation, OBDC and OBDE have determined to voluntarily supplement the Joint Proxy Statement as described in this Current Report. OBDC and OBDE do not believe that supplemental disclosures are required or necessary under any applicable laws. Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality of any of these disclosures under applicable law. Rather, OBDC, OBDE, the OBDC Board and the OBDE Board specifically deny all allegations in the shareholder letters that any additional disclosure was or is required.
To the extent that information in the below supplemental disclosures differs from, or updates information contained in the Joint Proxy Statement, the information in the below supplemental disclosures will supersede or supplement the information in the Joint Proxy Statement. Except as otherwise described in the below supplemental disclosures or the documents referred to, contained in or incorporated by reference herein, the Joint Proxy Statement, the exhibits to the Joint Proxy Statement and the documents referred to, contained in or incorporated by reference in the Joint Proxy Statement are not otherwise modified, supplemented or amended. The supplemental disclosures will not affect the timing of the Special Meeting.
THE OBDE BOARD, INCLUDING ALL OF THE INDEPENDENT DIRECTORS, AND UPON RECOMMENDATION OF A COMMITTEE OF THE OBDE BOARD COMPRISED SOLELY OF THE INDEPENDENT DIRECTORS, CONTINUES TO UNANIMOUSLY RECOMMEND THAT OBDE’S SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL (AS DEFINED IN THE JOINT PROXY STATEMENT).
These supplemental disclosures will not affect the merger consideration to be received by OBDE’s shareholders in connection with the Mergers.
Supplemental Disclosures
The following disclosures supplement the disclosures contained in the Joint Proxy Statement and should be read in conjunction with the disclosures contained in the Joint Proxy Statement, which should be read carefully and in its entirety before authorizing a proxy to vote. All page references are to pages in the Joint Proxy Statement, and terms used below have the meanings set forth in the Joint Proxy Statement.

The first paragraph of the section entitled “Dividends and Distributions” on page 22 is amended and restated as follows:
Prior to the Effective Time, subject to the approval of the OBDE Board, OBDE will declare a dividend to OBDE Shareholders equal to any undistributed net investment company taxable income and net realized capital gain (if any), including capital gain realized on any securities disposed of in connection with the Mergers, estimated to be remaining as of the Closing Date. This will include any unpaid special dividends previously declared in conjunction with OBDE’s listing in January 2024. As of June 30, 2024, OBDE Shareholders would receive $0.24 per share of unpaid, previously declared special dividends, and an estimated $0.19 per share of additional undistributed income. On December 16, 2024, OBDE announced that the OBDE Board has declared a special dividend of $0.52 per share, payable in cash on or before January 31, 2025 to shareholders of record as of December 31, 2024.
The last paragraph on page 51 is supplemented as follows:
Also on June 17, 2024, the OBDC Board authorized the OBDC Special Committee, which consists of Edward D’Alelio, Eric Kaye, Christopher Temple, Melissa Weiler and Victor Woolridge, to analyze and evaluate the proposed merger, including to determine whether the proposed merger is fair to and in the best interests of all OBDC Shareholders, and to determine whether to recommend that the full OBDC Board approve the proposed merger or any agreements or arrangements proposed to be entered into by OBDC. Among other things, the OBDC Special Committee was authorized to: (1) review, evaluate, consider and monitor negotiations related to the terms and conditions of the proposed merger and any agreements or arrangements proposed to be entered into by OBDC or OBDE, as applicable, in connection with or relating to any proposed merger, including to determine whether any proposed merger is fair to and in the best interests of all OBDC Shareholders ; (2) review, evaluate, consider and negotiate on behalf of OBDC the terms and conditions of any agreements or arrangements proposed to be entered into by OBDC, or the surviving entity following the proposed merger or any of their respective affiliates, on the one hand, and with or for the benefit of Blue Owl or any of its respective affiliates, on the other hand, in connection with or relating to the proposed merger; (3) recommend to the full OBDC Board what action, if any, should be taken by the OBDC Board with respect to the proposed merger and any such agreements or arrangements proposed to be entered into in connection with or relating to the potential merger; and (4) take such other actions as the OBDC Special Committee may deem to be necessary or appropriate to discharge its duties. The OBDC Special Committee is expected to remain in place through the closing of the Mergers and its members do not receive any additional compensation.
The following disclosure appears in a new section under the heading “Certain Prospective Financial Information Provided by OBDE Adviser and OBDC Adviser” on page 68 immediately before the section entitled “Opinion of the OBDC Special Committee’s Financial Advisor”.
Certain Prospective Financial Information Provided by OBDE and OBDC
Neither OBDE nor OBDC (nor OBDE Adviser or OBDC Adviser on their behalf), as a matter of course, makes public long-term projections as to their respective future investment income, net investment income or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, OBDC provided certain unaudited forecasted financial information to the OBDC Special Committee and the OBDC Board in connection with their evaluation of the Mergers and to BofA Securities, who was authorized to use and rely upon such information for purposes of providing financial advice to the OBDC Special Committee. In addition, OBDE provided certain unaudited forecasted financial information to the OBDE Special Committee and the OBDE Board in connection with their evaluation of the Mergers, and to KBW, who was authorized to use and rely upon such information for purposes of providing financial advice to the OBDE Special Committee. The prospective financial information contained in this joint proxy statement/prospectus was prepared for internal use and not with a view to public disclosure and is being included herein only because the prospective financial information was provided to the OBDC Special Committee and OBDE Special Committee in connection with their evaluation of the Mergers or to BofA Securities and KBW who were authorized to use and rely upon such information for purposes of providing financial advice to the OBDC Special Committee and the OBDE Special Committee, respectively. The summary of the projections and prospective financial information included in this joint proxy statement/prospectus are not being provided to influence the decision of OBDC Stockholders to vote for the OBDC Stock Issuance Proposal or OBDE Stockholders to vote for the OBDE Merger Proposal.

The prospective financial information was not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information does not purport to present operations in accordance with U.S. generally accepted accounting principles, and OBDC’s and OBDE’s registered public accounting firms have not examined, compiled or otherwise applied procedures to the prospective financial information and accordingly assume no responsibility for such information.
The prospective financial information provided by OBDC Adviser and OBDE Adviser on behalf of OBDC and OBDE, respectively, was based solely on the information available to the management of OBDC Adviser and OBDE Adviser at that time. The inclusion of the prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future results, and the forecasts should not be relied upon as such. None of OBDC, OBDE, OBDC Adviser, OBDE Adviser or any other person makes any representation to any security holders regarding the ultimate performance of OBDC or OBDE, as applicable, compared to the prospective financial information set forth in this joint proxy statement/prospectus.
The prospective financial information is not fact and reflects numerous assumptions and estimates as to future events made by OBDC Adviser and OBDE Adviser that were believed to be reasonable at the time the prospective financial information was prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the businesses of OBDC and OBDE, all of which are difficult to predict and many of which are beyond the control of OBDC and OBDE. Other persons attempting to project the future results of OBDE and OBDC will make their own assumptions that could result in projections materially different than those presented in this joint proxy statement/prospectus. In addition, the prospective financial information does not take into account any circumstances or events occurring after the date that they were prepared. Further, the prospective financial information does not take into account the effect of any failure to occur of the Mergers. Accordingly, there can be no assurance that the prospective financial information will be realized, and actual results could vary significantly from those reflected in the prospective financial information.
Neither OBDC nor OBDE intends to update or otherwise revise the prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. The projections and prospective financial information in this joint proxy statement/prospectus are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”
OBDE Adviser, on behalf of OBDE, provided the OBDE Special Committee, the OBDE Board and the OBDE Special Committee’s financial advisor, KBW, with the following forecasts and projections of OBDE and OBDC, which were used by KBW in performing dividend discount analyses for OBDE and OBDC in connection with KBW’s opinion, as more fully described below in the section entitled “—Opinion of the OBDE Special Committee’s Financial Advisor:”
•    Estimated future quarterly dividends of OBDC through December 31, 2029, which were estimated to be $456.0 million for the nine months ended December 31, 2025, $592.4 million for 2026, $588.5 million for 2027, $592.4 million for 2028 and $600.2 million for 2029 consistent with current practice;
•    Estimated future quarterly dividends of OBDE through December 31, 2029, which were estimated to be $137.8 million for the nine months ended December 31, 2025, $174.5 million for 2026, $175.3 million for 2027, $176.1 million for 2028 and $176.8 million for 2029 consistent with current practice;
•    Estimated NAV of OBDC of $6,279.1 million as of December 31, 2029; and
•    Estimated NAV of OBDE of $1,993.1 million as of December 31, 2029.

The first table on page 71 in the section entitled “Selected Publicly Traded Companies Analysis” is as amended and restated in its entirety as follows:

	Price / NAV	CY 2025E Dividend Yield	Price / CY 2024E NII	Price / CY 2025E NII

OBDC	0.97x	9.9%	8.1x	8.4x
Golub Capital BDC Inc.	0.97x	10.6%	7.6x	8.2x
Sixth Street Specialty Lending Inc.(1)	1.19x	9.9%	8.9x	9.2x
Goldman Sachs BDC Inc.	1.00x	12.3%	6.8x	7.6x
Oaktree Specialty Lending Corporation(1)	0.91x	13.3%	7.2x	7.1x
New Mountain Finance Corporation(1)	0.96x	10.7%	8.6x	8.8x
Bain Capital Specialty Finance Inc.	0.92x	10.3%	7.8x	8.2x
Barings BDC Inc.	0.85x	10.7%	8.3x	8.4x
(1)    With respect to these selected publicly traded companies, BofA Securities utilized publicly available data as of June 30, 2024 in its analyses.
The paragraph entitled “Dividend Discount Analysis of OBDE” on page 72 is amended and restated in its entirety to read as follows:
Dividend Discount Analysis of OBDE. BofA Securities performed a dividend discount analysis of OBDE on a standalone basis to estimate ranges for the implied per share equity value of OBDE. Estimated financial data of OBDE were based on the OBDE Forecasts and used as directed by the OBDC Special Committee. BofA Securities assumed discount rates ranging from 9.7% to 11.9%, which were selected taking into account BofA Securities’s experience and professional judgment and based on an estimate of OBDE’s cost of equity. Ranges of values were derived by adding (i) the present value of the estimated future dividends of OBDE over the period from the assumed December 31, 2024 closing date of the proposed Mergers through December 31, 2029 and (ii) the present value of OBDE’s implied terminal value at the end of such period. BofA Securities derived implied terminal values using two methodologies, one based on estimated December 31, 2029 price-to-NAV per share multiples and the other based on estimated 2029 calendar year dividend yields. Using implied terminal values for OBDE calculated by applying a terminal multiple range of 0.82x to 1.11x (representing a 15% discount and a 15% premium, respectively, to the median Price/NAV multiples of the selected publicly traded companies) to OBDE’s estimated adjusted terminal NAV per share as of December 31, 2029 (which excludes $0.23 per share of special distributions, calculated as the difference between the pre-closing special distribution of OBDE undistributed income of $0.35 per share and the $0.12 per share special distribution declared at the time of the OBDE Listing Date), with and without the synergies expected to be derived from the proposed Mergers (the value of which was calculated by subtracting the dividend discount model of the OBDC Forecasts and OBDE Forecasts from the pro forma forecast, the “Synergies”), and by applying a terminal dividend yield range of 9.0% to 12.2% (representing a 15% discount and a 15% premium, respectively, to the median estimated 2025 dividend yields of the selected publicly traded companies) to OBDE’s estimated calendar year 2029 dividends, taking into account BofA Securities’s experience and professional judgment with and without the Synergies, this analysis indicated the following approximate implied per share value reference ranges for OBDC, as compared to the price per share of OBDE Common Stock as of August 2, 2024:
The table on page 72 in the section entitled “Selected Publicly Traded Companies Analysis” is amended and restated in its entirety as follows:

	Price / NAV	CY 2025E Dividend Yield	Price / CY 2024E NII	Price / CY 2025E NII

Ares Capital Corporation(1)	1.03	9.5%	8.6x	9.2x
Blackstone Secured Lending Fund	1.10	10.5%	8.3x	8.8x
FS KKR Capital Corporation	0.80	13.1%	6.9x	7.6x
Golub Capital BDC Inc.	0.97	10.6%	7.6x	8.2x
Sixth Street Specialty Lending Inc.(1)	1.19	9.9%	8.9x	9.2x
Goldman Sachs BDC Inc.	1.00	12.3%	6.8x	7.6x
Oaktree Specialty Lending Corporation(1)	0.91	13.3%	7.2x	7.1x
New Mountain Finance Corporation(1)	0.96	10.7%	8.6x	8.8x
(1)    With respect to these selected publicly traded companies, BofA Securities utilized publicly available data as of June 30, 2024 in its analyses.
The paragraph entitled “Dividend Discount Analysis of OBDC” on page 73 is amended and restated in its entirety to read as follows:
Dividend Discount Analysis of OBDC. BofA Securities performed a dividend discount analysis of OBDC on a standalone basis to estimate ranges for the implied per share equity value of OBDC. Estimated financial data of OBDC was based on the OBDC Forecasts and used as directed by the OBDC Special Committee. BofA Securities assumed discount rates ranging from 9.5% to 11.6%, which were selected taking into account BofA Securities’s experience and professional judgment and based on an estimate of OBDC’s cost of equity. Ranges of values were derived by adding (i) the present value of the estimated future dividends of OBDC over the period from the assumed December 31, 2024 closing date of the proposed Mergers through December 31, 2029 and (ii) the present value of OBDC’s implied terminal value at the end of such period. BofA Securities derived implied terminal values using two methodologies, one based on estimated December 31, 2029 price-to-NAV per share multiples and the other based on estimated 2029 calendar year dividend yields. Using implied terminal values for OBDC calculated by applying a terminal multiple range of 0.84x to 1.14x (representing a 15% discount and a 15% premium, respectively, to the median Price/NAV multiples of the selected publicly traded companies) to OBDC’s estimated terminal NAV per share as of December 31, 2029, and by applying a terminal dividend yield range of 9.0% to 12.2% (representing a 15% discount and a 15% premium, respectively, to the median estimated 2025 dividend yields of the selected publicly traded companies) to OBDC’s estimated calendar year 2029 dividends, taking into account BofA Securities’s experience and professional judgment, this analysis indicated the following approximate implied per share value reference ranges for OBDC, as compared to the price per share of OBDC Common Stock as of August 2, 2024.
The section entitled “Selected Companies Analysis of OBDE” on page 81 is supplemented as follows:
The low and high price-to-NAV per share multiples for the selected companies were the multiples for Prospect Capital Corporation (0.58x) and Sixth Street Specialty Lending, Inc. (1.19x), respectively. The low and high price-to-LTM NII per share multiples for the selected companies were the multiples for Goldman Sachs BDC, Inc. (6.1x) and New Mountain Finance Corporation (9.5x), respectively. The low and high price-to- LTM Pre-Mgmt. Fee Adj. NII multiples for the selected companies were the multiples for Prospect Capital Corporation (4.2x) and New Mountain Finance Corporation (6.3x), respectively. The low and high price-to-calendar year 2024 estimated EPS multiples for the selected companies were the multiples for FS KKR Capital Corp. (6.9x) and Sixth Street Specialty Lending, Inc. (8.9x), respectively. The low and high price-to-calendar year 2025 estimated EPS multiples for the selected companies were the multiples for Oaktree Specialty Lending Corporation (7.2x) and Ares Capital Corporation (9.2x), respectively.
The selected range of price-to-NAV per share multiples of 0.89x to 0.99x applied by KBW were derived from the 25th percentile multiple of the selected companies (specifically, the average of the multiple for MidCap Financial Investment Corporation of 0.87x and the multiple for Oaktree Specialty Lending Corporation of 0.91x) and the 75th percentile multiple of the selected companies (specifically, the average of the multiple for Kayne Anderson BDC, Inc. of 0.98x and the multiple for Goldman Sachs BDC, Inc. of 1.00x). The selected range of price-to-estimated calendar year 2024 NII per share multiples of 7.50x to 8.25x  applied by KBW were derived from the 25th percentile multiple of the selected companies (specifically, the average of the multiple for Prospect Capital Corporation of 7.29x and the multiple for Golub Capital BDC, Inc. of 7.71x) and the 75th percentile multiple of the selected companies (specifically, the average of the multiple for Barings BDC, Inc. of 8.20x and the multiple for Blackstone Secured Lending Fund of 8.30x). The selected range of price-to-estimated calendar year 2025 NII per share multiples of 8.15x to 8.83x applied by KBW were derived from the 25th percentile multiple of the selected companies (specifically, the average of the multiple for MidCap Financial Investment Corporation of 8.07x and the multiple for Golub Capital BDC, Inc. of 8.23x) and the 75th percentile multiple of the selected companies (specifically, the average of the multiple for New Mountain Finance Corporation of 8.81x and the multiple for Kayne Anderson BDC, Inc. of 8.86x).
The section entitled “Dividend Discount Analysis of OBDE” on page 86 is amended and restated in its entirety to read as follows:
Dividend Discount Analysis of OBDE
KBW performed a dividend discount analysis of OBDE on a standalone basis to estimate ranges for the implied equity value of OBDE. In this analysis, KBW used financial and operating forecasts and projections relating to dividends and net assets of OBDE that were provided by the Advisers. KBW assumed discount rates ranging from 9.9% to 11.9%, which were selected taking into account a capital asset pricing model implied cost of capital calculation. Ranges of values were derived by adding (i) the present value of the estimated future dividends of OBDE over the period from the assumed March 31, 2025 closing date of the proposed merger through December 31, 2029 and (ii) the present value of OBDE’s implied terminal value at the end of such period. KBW derived implied terminal values using two methodologies, one based on estimated December 31, 2029 NAV per share multiples and the other based on estimated calendar year 2029 dividend yields. Using implied terminal values for OBDE calculated by applying a terminal multiple range of 0.87x to 1.07x to OBDE’s estimated NAV per share as of December 31, 2029, this analysis resulted in a range of implied values per share of OBDE Common Stock of approximately $13.26 to $16.24, as compared to the implied transaction value for the proposed merger of $14.64 per outstanding share of OBDE Common Stock. Using implied terminal values for OBDE calculated by applying a terminal dividend yield range of 10.1% to 12.1% to OBDE’s estimated calendar year 2029 dividends, this analysis resulted in a range of implied values per share of OBDE Common Stock of approximately $11.98 to $14.27, as compared to the implied transaction value for the proposed merger of $14.64 per outstanding share of OBDE Common Stock.
The dividend discount analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including NAV per share and dividend assumptions, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of OBDE.
The section entitled “Dividend Discount Analysis of OBDC” on page 87 is amended and restated in its entirety to read as follows:
KBW performed a dividend discount analysis of OBDC on a standalone basis to estimate ranges for the implied equity value of OBDC. In this analysis, KBW used financial and operating forecasts and projections relating to dividends and net assets of OBDC that were provided by the Advisers. KBW assumed discount rates ranging from 9.1% to 11.1%, which were selected taking into account a capital asset pricing model implied cost of capital calculation. Ranges of values were derived by adding (i) the present value of the estimated future dividends of

OBDC over the period from the assumed March 31, 2025 closing date of the proposed merger through December 31, 2029 and (ii) the present value of OBDC’s implied terminal value at the end of such period. KBW derived implied terminal values using two methodologies, one based on estimated December 31, 2029 NAV per share multiples and the other based on estimated calendar year 2029 dividend yields. Using implied terminal values for OBDC calculated by applying a terminal multiple range of 0.86x to 1.06x to OBDC’s estimated NAV per share as of December 31, 2029, this analysis resulted in a range of implied values per share of OBDC Common Stock of approximately $13.90 to $16.99. Using implied terminal values for OBDC calculated by applying a terminal dividend yield range of 10.1% to 12.1% to OBDC’s estimated calendar year 2029 dividends, this analysis resulted in a range of implied values per share of OBDC Common Stock of approximately $13.20 to $15.76.
The dividend discount analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including NAV per share and dividend assumptions, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of OBDC or the pro forma combined company.
The following disclosure appears in a new section entitled “OTHER INFORMATION” on the bottom of page 121.
During the past two years, Truist Securities and its affiliates (including Truist Bank and Truist Financial Corporation), have (a) been a lender to OBDC, Blue Owl and two affiliated entities, (b) served as financial advisor to Blue Owl in connection with an acquisition, and (c) served as Lead Arranger, Administrative Agent or Joint Lead Arranger with respect to OBDC, OBDC II, OTF, OTF II, OTIC, Blue Owl, and three affiliated entities. Additionally, since December 2022, Truist Securities, Inc. has served as initial purchaser, placement agent or underwriter on multiple bond issuances by various Blue Owl entities.
At all times since December 2022, ING Capital LLC, an affiliate of ING Financial Markets LLC, has been a lender to OBDC, OTF, OTF II, OCIC and an affiliate entity of Blue Owl. Additionally, since December 2022, ING Financial Markets LLC has served as initial purchaser or underwriter on multiple unsecured bond issuances by various Blue Owl entities.
Since 2019, MUFG has served as lender to OBDC, OBDE, OBDC II, OCIC, OTF, OTF II and OTIC and serves as a Joint Lead Arranger in six of these seven credit facilities. Additionally, MUFG is the Administrative Agent for an affiliated entity’s credit facility. Over the past two years, MUFG has provided a range of services, including advisory support, syndication advice, debt capital markets expertise, structuring and placement agent roles for new issue and reset CLOs, as well as foreign exchange capabilities.
SMBC Nikko Securities America, Inc. and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to OBDC, OBDE, Blue Owl and certain of Blue Owl’s affiliates, including OBDC Adviser and have received or in the future may receive compensation for the rendering of these services, including acting as underwriter in a debt capital markets offering, lender for certain term loans and letters of credit, providing treasury products such as checking and other liquidity products.
Forward-Looking Statements
This Current Report may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this Current Report on Form 8-K may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission.
Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by the Company with the Securities and Exchange Commission (“SEC”). Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability to realize the anticipated benefits of the Merger, the effect that the consummation of the Merger may have on the trading price of the Company’s common stock on the New York Stock Exchange, the Company’s plans, expectations, objectives and intentions as a result of the Merger, the business prospects of the Company and the prospects of its portfolio companies, actual and potential conflicts of interests with OBDC Adviser, general economic and political trends and other factors, the dependence of the Company’s future success on the general economy and its effect on the industries in which they invest, and future changes in laws or regulations and interpretations thereof. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this Current Report.

Additional Information and Where to Find It
In connection with the Mergers, OBDC and OBDE have filed with the SEC and intend to mail to their respective shareholders the Joint Proxy Statement and OBDC has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement contain important information about OBDC, OBDE, the Mergers and related matters. This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in the Joint Proxy Statement. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDE is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Mergers is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue Owl Capital Corporation III

Date: December 30, 2024	By:	/s/ Jonathan Lamm
		Name:	Jonathan Lamm
		Title:	Chief Operating Officer and Chief Financial Officer